$5,000 payment each year for the rest of your life. Fractional shares will equal a fractional payment. If you own 2,555.50 shares, you will receive a $2,555.50 payment each year for the rest of your life. However, if your birth year does not correlate to the underlying Portfolio of the Prepaid Annuity Sub-account in which you are invested, the prepaid annuity option will not be available to you. Any Accumulation Units attributable to the Prepaid Annuity Sub-accounts will be valued using the net investment factor described under "Section 2 – Accumulation Units." Please see Appendix D for an example of how Accumulation Units are credited and deducted for this option.

Prior to the Portfolio Termination Date of a Prepaid Annuity Portfolio, amounts allocated to that Prepaid Annuity Sub-account are fully redeemable and transferable. Any withdrawals or transfer from the Prepaid Annuity Sub-account will reduce the number of Accumulation Units and reduce the annuity payment. Similarly, additional allocations or transfers to the Prepaid Annuity Sub-accounts will increase the number of Accumulation Units and will increase the amount of the annuity payments that you may receive if you elect the prepaid annuity option. For more information on how we determine the number of Accumulation Units to credit and deduct from your Contract Value, see "Section 2 – Accumulation Units."

**Portfolio Termination Date.** We will send you notice 90 days prior to the Portfolio Termination Date of the Prepaid Annuity Sub-account's corresponding Portfolio in which you are invested. You must either elect to apply the entire Contract Value invested in the Prepaid Annuity Sub-account to the prepaid annuity option or transfer the entire Contract Value invested in that Prepaid Annuity Sub-account to any other Sub-accounts available under the Contract. If you do not respond to our notice or you do not choose to annuitize upon the Portfolio Termination Date and have not provided transfer instructions, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract. If the notice is returned to us as undeliverable, we will attempt to locate a current address for you by contacting your registered representative and using public databases. **If we do not locate you prior to the Portfolio Termination Date, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract, and the guaranteed annual lifetime income equal to $1 for each Prepaid Annuity Sub-account Accumulation Unit will no longer be applicable.**

If you choose to annuitize under the prepaid annuity option but annuity payments under the Life Annuity Option as described above under "Section 3 - Basic Annuity Options", would be greater, we will make annuity payments under the Life Annuity Option instead.

If you die prior to the Portfolio Termination Date, the guaranteed annual lifetime income will no longer be applicable and the death benefit payable under your Contract will be the death benefit as described under "Section 8 – Death and Optional Death Benefit Rider," unless any surviving joint owner's birth year falls within the Portfolio's birth year range.

If any Prepaid Annuity Sub-account becomes unavailable or is otherwise closed to new Purchase Payments, then you will not lose the benefit of the prepaid annuity option. Your Accumulation Units invested in any Prepaid Annuity Subaccount will remain outstanding. You will continue to have the option to elect to receive annual lifetime income equal to $1 for each Accumulation Unit then outstanding and your annuity payments will start on the Income Payment Start Date determined by the original Portfolio Termination Date.

**Proof of Age.** Prior to the Portfolio Termination Date, we will require proof that the designated Owner's birth year is within the birth year range of the particular Prepaid Annuity Sub-account's corresponding Portfolio. If you are not in the birth year range of the maturing Prepaid Annuity Portfolio, the guarantee does not apply and you can choose to do one of the following:

- transfer the entire Contract Value invested in the Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to a Prepaid Annuity Sub-account appropriate for the designated Owner's age; or
- transfer the entire Contract Value invested in the Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to any Standard Sub-account available under the Contract.

If you transfer the entire Contract Value invested in the Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to any Standard Sub-account available under the Contract, the prepaid annuity option will no longer be available to you. If you later choose to annuitize all or a portion of your Contract Value, the basic annuity options will be available to you. If you do not provide us with instructions, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract.

**Income Payment Start Date.** If you have elected the prepaid annuity option, annuity payments will begin on the Income Payment Start Date and continue annually on the anniversary of this date until your death. On the Portfolio Termination Date, we will determine the number of Prepaid Annuity Sub-account Accumulation Units you have. On the Income Payment Start Date and every anniversary of that date until your death, we will make an annuity payment to you equal to one dollar for each Accumulation Unit of the applicable Prepaid Annuity Sub-account you held on the Portfolio Termination Date. For example, if on the Portfolio Termination Date you have 10,000 Accumulation Units, we will pay you $10,000 on the Income Payment Start Date and every anniversary of that date until your death. Once started, annuity payments will continue until your death. There is no minimum number of payments with